                                                                    EXHIBIT 4


            AMENDMENT TO THE AMENDED AND RESTATED EMPLOYMENT AND CONSULTING AGREEMENT BY AND AMONG UNITED STATIONERS INC.,
            A DELAWARE CORPORATION, UNITED STATIONERS SUPPLY CO., AN
             ILLINOIS CORPORATION (COLLECTIVELY REFERRED TO AS THE
         "COMPANY"), AND JOEL D. SPUNGIN ("SPUNGIN"), MADE AND ENTERED
            INTO AS OF THE 15TH DAY OF APRIL, 1993 (THE "AGREEMENT")
       -----------------------------------------------------------------


     This Amendment of the Agreement is made and entered into effective as of the February 13, 1995 by and between the Company and Spungin.


                                  WITNESSETH:
                                  ----------

     WHEREAS, the Company has entered into an Agreement and Plan of Merger dated as of February 13, 1995 (the "Merger Agreement"), the consummation of which will result in the merger of Associated Holdings, Inc., a Delaware corporation, into the Company ("Merger").

     WHEREAS, the Company contemplates entering into the Trust Agreement between United Stationers Inc., as settlor, and American National Bank and Trust Company of Chicago, as trustee, known as the "USI Employee Benefits Trust", dated ___________, 1995 ("Benefit Trust") for the purpose of securing the Consulting Payments, fringe benefits, and an indemnity in respect of certain potential tax obligations of Spungin.

     WHEREAS, Spungin and the Company wish to amend the Agreement in certain respects.

     NOW, THEREFORE, in consideration of the mutual terms, covenants and conditions hereinafter contained, Spungin and the Company agree as follows:


                                       I.

     Section 1(a) is amended to add the following at the end thereof:

     "As of the Effective Time (as that term is defined in the Merger Agreement), Spungin will resign all of his offices, positions and titles, and shall be relieved of his duties related thereto, except that Spungin shall be an employee of the Company and, subject to his nomination and election, serve as a member of the Company's Board of Directors and shall perform the same duties as he would perform during the Consulting Term (as described in Section 1(b)). Spungin's resignation of all of his offices, positions and titles and the performance of the duties as previously described, and the Company's acceptance thereof, shall not constitute a breach of the Agreement."

                                      II.

     Section 1.(c) is added to the Agreement to read as follows:

     "(c) During the Extended Term of Employment (as defined in Section 2(a)), Spungin is hereby employed by the Company to render to the Company the same services, at the same times and places and under the same conditions as he would perform such services during the Consulting Term (as described in Section 1(b)). During the Extended Employment Term, all payments due to Spungin shall be subject to withholding for federal, state and local tax purposes."


                                      III.

     Section 2 is amended in its entirety to read as follows:

     "2.  Term.

     (a) The term of employment (the "Term of Employment") commenced January 1, 1993 and shall continue thereafter until August 31, 1995, unless sooner terminated by either party in accordance with the provisions of this Agreement. The extended term of employment ("Extended Term of Employment") shall commence September 1, 1995 and shall continue thereafter until August 31, 1996, unless sooner terminated in accordance with the provisions of this Agreement.

     (b) After the termination of the Term of Employment and the termination of the Extended Term of Employment, the Company shall, if, and to the extent required by this Agreement, retain Spungin as an executive consultant for a period as set forth in Sections 9 and 12. Said periods are referred to as the "Compensation Continuation Term" and the "Consulting Term."


                                      IV.

     Section 3(a) is amended by adding the following at the end thereof:

     "During the Extended Term of Employment, the Company shall pay to Spungin, as cash compensation for all services rendered by Spungin during the Extended Term of Employment, salary of Four Hundred Forty Thousand Dollars ($440,000.00) including amounts which are contributed by the Company pursuant to a salary reduction or deferral agreement and are not included in the gross income of Spungin under Section 125 or 402(a)(8) of the Internal Revenue Code of 1986, as amended ("Code")."

                                      V.

     The third sentence of Section 3(b) is amended by adding the words "or Extended Term of Employment" immediately following the words "Term of Employment" each place such words appear in such third sentence.


                                      VI.

     Section 7 is amended by inserting the words and punctuation "or Extended Term of Employment," immediately following the words and punctuation "Term of Employment,".


                                      VII.

     Sections 8(a) and 8(b) are amended in their entirety to read as follows:

     "(a) During the Term of Employment, the Extended Term of Employment, the Compensation Continuation Term and the Consulting Term (or, if there shall be no Compensation Continuation Term or Consulting Term, during the 36-month period following the last to occur of the Term of Employment and the Extended Term of Employment), Spungin shall not, in any way, directly or indirectly, manage, operate, control (or participate in any of the foregoing), accept employment or a consulting position with or otherwise advise or assist or be connected with or directly or indirectly own or have any other interest in or right with respect to (other than through ownership of not more than 1% of the outstanding shares of a corporation's stock which is listed on a national securities exchange) any enterprise (other than for the Company or for the benefit of the Company) which is a wholesaler of office products having annual sales in excess of $1,000,000.

     (b) Notwithstanding Section 8(a), during the Extended Term of Employment, the Compensation Continuation Term and the Consulting Term and following the Term of Employment, Spungin may be engaged in the business of selling office products at retail and Spungin may be engaged by any company whose principal business is the manufacture of office products."


                                     VIII.

     Section 9 is amended in its entirety to read as follows:

     "9. Consulting Arrangement. The Consulting Term shall be the ten (10) year period beginning on the first day after the termination of the Extended Term of Employment. On and after the Effective Time, the Company may request Spungin to render services to the Company, but the rendering of services shall not be a legal obligation of Spungin nor a condition to Spungin's receiving or retaining any amount, benefit or thing of value under this Agreement or the Benefit Trust, and the Company shall have no right to contest for any reason Spungin's receiving or retaining any amount, benefit or other thing of value under this Agreement or the Benefit Trust. The payment of the Consulting Payments shall commence on September 1, 1996, except that the Company shall pay on September 1, 1995 the sum of Two Million Two Hundred Seventy-Six Thousand Two Hundred Nine Dollars ($2,276,209) to Spungin, and the remaining Consulting Payments shall commence to be paid on September 1, 1996 and shall continue thereafter in the amount and on the dates reflected in the appropriate schedule of payments attached to the Benefit Trust in respect of Spungin's "Consulting Benefits", which schedule is incorporated by reference herein." For purposes of this Amendment, "Consulting Payments" shall include "Consulting Benefits" under the Benefit Trust.


                                      IX.

     Section 10 is amended in its entirety to read as follows:

     "10. Employment Terms During the Extended Term of Employment, Compensation
          Continuation Term and Consulting Term.

     (a) During the Extended Term of Employment, Compensation Continuation Term and the Consulting Term, Spungin shall provide services from his place of business in Florida or, in his discretion and upon notification to the Company, from any other place in the United States, and he shall have the right to reside anywhere in the United States. Spungin shall not be required to devote full time to his duties as executive consultant.

     (b) During the Extended Term of Employment, Compensation Continuation Term and the Consulting Term, (i) Spungin shall remain entitled to those employee benefits which have accrued during the Term of Employment; (ii) Spungin shall be deemed to be a participant in and shall be eligible to participate in each present or future profit sharing, pension or other similar employee benefit plan of the Company and in each present or future plan of the Company applicable generally to salaried employees, officers or senior management personnel of the Company, including, without limitation, plans in which length of service determines amounts due on retirement; it being understood, however, that Spungin shall not be entitled to participate in plans which are incentive plans, except as provided in the third sentence of Section 3(b), including, without limitation, the Management Incentive Plan or the Executive Bonus Plan and shall not be entitled to be granted any stock options under the United Stationers Inc. 1985 Nonqualified Stock Option Plan or the United Stationers Inc. 1981 Stock Incentive Award Plan. Spungin shall be entitled to exercise, within the terms of the option, any stock option granted prior to the termination of the Term of Employment; (iii) during the Compensation Continuation Term, Spungin shall be entitled to Compensation Continuation (as defined in Section 12(b)); and (iv) during the Consulting Term, Spungin shall be entitled to the Consulting Payments (as defined in Section 12(b) and as "Consulting Benefits" on and the relevant schedule attached to the Benefit Trust). The United Stationers Pension Plan, including any successor thereto ("Pension Plan"), and the Supplemental Plan shall provide that (i) with respect to credited service earned prior to September 1, 1989, the compensation to be applied with respect to such credited service shall be the "compensation" as defined in the Pension Plan and the Supplemental Plan and paid during the period of September 1, 1988 to August 31, 1989; and (ii) with respect to credited service earned after August 31, 1989, the compensation to be applied with respect to each year of credited service shall be the "compensation" as defined in the Pension Plan and Supplemental Plan and paid for each plan year ending after August 31, 1989. If the Pension Plan and Supplemental Plan are amended to provide that the compensation to be applied is other than as previously described and if, but only if, the application of such amendment would result in a larger total benefit to Spungin then such amendment will apply to Spungin. Spungin's accruals in respect of the Supplemental Plan and other deferred compensation shall be distributed to Spungin (or his designated beneficiary) as provided in Section 5.1(i)(a) of the Merger Agreement. If the Pension Plan or Supplemental Plan is amended to reduce benefits or terminated prior to the conclusion of the Consulting Term, Spungin (or his designated beneficiary in the event of his death) shall be entitled to benefits not less in amount than those benefits which would have been provided if the Pension Plan and Supplemental Plan in effect on February 13, 1995 had continued in existence, Spungin's benefit under the Supplemental Plan had not been accelerated (if relevant to the calculation of the amount of the benefit) and Spungin's service and compensation through the conclusion of the Consulting Term were treated as service and compensation for purposes of the Pension Plan and Supplemental Plan. After a Change in Control, accruals under the Supplemental Plan shall be paid not later than 60 days after the close of each of the Supplemental Plan's plan year. In the event of any distribution from the Supplemental Plan, the amount of benefits payable from the Supplemental Plan subsequent to the Change in Control shall be equitably adjusted, if relevant to the calculation of the amount of the benefit, as mutually determined by Spungin and the Company, for payments previously made.

     (c) During the Extended Term of Employment, Compensation Continuation Term and the Consulting Term, Spungin shall be entitled to participate as an employee of the Company in any and all fringe benefits of the Company as set forth in Exhibit A (which Exhibit A is amended and restated as of the Effective Time and attached hereto) and all other fringe benefits of the Company for which Spungin has been reimbursed in accordance with past practice, and the fringe benefits shall be an obligation of the Benefit Trust. In no event shall any of the fringe benefits made available to Spungin during the Extended Term of Employment, Compensation Continuation Term and the Consulting Term be less favorable than those now enjoyed by Spungin or be diminished in any way.

     (d) During the Extended Term of Employment, Compensation Continuation Term and the Consulting Term, except as set forth in Exhibit A hereto, Spungin shall be entitled to incur, and the Company shall reimburse him for, all appropriate and reasonable out-of-pocket expenses for promoting the business of the Company including expenses for travel, private clubs, meetings, entertainment and similar items, upon presentation by Spungin of timely and itemized accounts of such expenditures, accompanied by appropriate vouchers.

     (e) Spungin may elect that, in the event of a Change in Control, the Company must establish a so-called "rabbi trust" substantially in the form as attached hereto as Exhibit C and must fund such so-called "rabbi trust" with an amount which Spungin, in a reasonable manner, determines to be sufficient, on a present value basis calculated using a commercially reasonable rate of return at the time the so-called "rabbi trust" is established, to provide for (i) the Compensation Continuation and the Consulting Payments, both as determined pursuant to Section 12(b), for a period commencing as of the date of the establishment of the so-called "rabbi trust" and ending on the termination of the Consulting Term set forth in Section 9 determined as though Spungin terminated his employment for good reason pursuant to Section 12(a) as of such date plus (ii) the amounts that would be determined under clauses (ii) and (iii) of Section 15. Spungin and Spungin's spouse and dependent children shall have the right to continue to be covered by the medical, hospital and dental plan of the Company, its affiliates or any successor in lieu of any payment for medical or hospital benefits under the preceding provisions hereof through August 31, 2005, and thereafter shall have the right to be covered for medical, hospital and dental benefits in the same manner and effect as other retired senior officers (and their dependents) of the Company. If the Company's principal medical plan for salaried employees is terminated for any reason at any time, or Spungin, his spouse and dependent children incur claims for "covered medical benefits" as defined in Section 213 of the Internal Revenue Code of 1986 in effect on February 13, 1995 during their lives which are not covered by the Company's medical plan, or their coverage for any reason terminates under such plan, the Company shall pay Two Hundred Forty-Two Thousand Seven Hundred and One Dollars ($242,701) to Spungin, his spouse and dependent children, and Two Million Dollars ($2,000,000) in respect of claims for covered medical benefits of Spungin, his spouse and dependent children. In the event the Company does not honor its obligation in respect of covered medical benefits, Spungin, his spouse or dependent children shall be entitled to satisfaction of such obligation from the Benefit Trust. Spungin's election under this Section 10(e) may be made at anytime before a Change in Control, in anticipation thereof, or at anytime on or after a Change in Control and before the end of the Consulting Term. The Company must fund the so-called "rabbi trust" no later than the later of the Change in Control or ten (10) days after Spungin's election. The form of the so-called "rabbi trust" attached hereto as Exhibit C may be changed at any time either by the mutual agreement of Spungin and the Company or by Spungin's counsel to the extent necessary in such counsel's reasonable judgment to ensure that contributions to the so-called "rabbi trust" will not be included in Spungin's gross income at the time such contributions are made or, if so elected by Spungin, that contributions will not be subject to the claims of the Company's general creditors. Any time on or after the termination of the Term of Employment after a Change in Control, Spungin, in his sole discretion, may direct the immediate distribution of all amounts in the "rabbi trust." For purposes of this Agreement, "Change in Control" means a change in control of a nature that would be required to be reported in response to Item 6(e) of
Schedule 14A of Regulation 14A promulgated under the Securities Exchange Act of 1934, as amended and presently in force (herein referred to, together with all rules and regulations thereunder as presently in force, as the "Exchange Act") provided that, without limitation, a Change in Control shall be deemed to have occurred if (i) any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than HW Associates and its managing agents as presently constituted or descendants of Morris Wolf or Harry Hecktman, is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange
Act), directly or indirectly, of securities of the Company representing thirty percent (30%) or more of the combined voting power of the Company's then outstanding securities; or (ii) during any period of two (2) consecutive years, individuals who at the beginning of such period constitute the Board of Directors of the Company cease for any reason to constitute at least a majority thereof unless the election, or the nomination for election by the Company's stockholders, of each new director was approved by a vote of a least two-thirds (2/3) of the directors then still in office who were directors at the beginning of the period. Spungin agrees that the Benefit Trust, if and to the extent on its initial date the face amount of the letter of credit issued to the Benefit Trust is not less than $24 million, shall be substituted hereunder for the "rabbi trust" attached hereto as Exhibit C, and the Benefit Trust shall be for the purpose of paying or securing the obligations owing in respect of Spungin under this Agreement. The schedules attached to the Benefit Trust which reference compensation, benefits or any other things of value in respect of Spungin or his spouse or dependents are incorporated herein by reference, and Spungin shall have an absolute right to the amounts, benefits or other things of value set forth in such schedules. The Company shall remain expressly, absolutely and unconditionally liable for all compensation, benefits or other things of value under this Agreement, including those listed in the schedules incorporated herein, until full satisfaction by the Company or the Benefit Trust, and the failure of the Benefit Trust, for any reason to fully discharge the obligations in the Benefit Trust and in the schedules thereto shall not relieve the Company of any of its obligations."

                                       X.

     Section 11 is amended to add the following Section 11(e) at the end thereof:

     "(e) The disability of Spungin shall not diminish or relieve the obligation of the Company or his right to any compensation, benefits or things of value in any way."


                                      XI.

     Section 12(a) is amended to add the following at the end thereof:

     "The voluntary resignation of Spungin in accordance with Section 1(a) shall not constitute 'good reason'. Spungin may terminate the Extended Term of Employment if the Company breaches any of its covenants and obligations under this Agreement, provided the Company has not cured said breach within ninety (90) days of receiving written notice of the breach from Spungin."


                                      XII.

     Section 12(c) is amended in its entirety to read as follows:

     "(c) If the Extended Term of Employment is terminated by Spungin as provided in Section 12(a), Spungin shall be entitled to, and the Company shall pay to him, (i) the unpaid portions of Salary and Additional Compensation attributable to all periods prior to and including the date of termination; (ii) reimbursements owing in respect of reimbursable expenses incurred by Spungin prior to the date of termination; (iii) for the period beginning on the first day after the termination of the Extended Term of Employment and ending on August 31, 1996 payments at least monthly equal to one-twelfth (1/12) of Spungin's salary (which amount shall be additional Compensation Continuation) during each month of the Extended Term of Employment Term (which period shall be included in the Compensation Continuation Term)."


                                     XIII.

     Section 12(d) is amended in its entirety to read as follows:

     "12(d)  [RESERVED]"

                                     XIV.

     Section 14 is amended in its entirety to read as follows:

     "14.  Termination as a Result of Death

     (a) The Term of Employment, the Extended Term of Employment, the Compensation Continuation Term or the Consulting Term, as the case may be, shall terminate, without notice, immediately upon Spungin's death.

     (b) If Spungin dies during the Term of Employment, the Extended Term of Employment, the Compensation Continuation Term or the Consulting Term, the Company shall pay to Spungin's estate or any other recipient designated by him prior to his death (i) the unpaid portions of Salary, Additional Compensation and accrued vacation or the Compensation Continuation and Consulting Payments, as the case may be, attributable to all periods prior to and including the date of Spungin's death; and (ii) reimbursements owing in respect of reimbursable expenses incurred by Spungin prior to the date of Spungin's death.

     (c) If Spungin dies during the Term of Employment, the Extended Term of Employment, the Compensation Continuation Term, the Consulting Term, or thereafter, then for the remaining period of payments reflected in the appropriate schedules under the Benefit Trust of Consulting Payments and fringe benefits , the Company shall pay to Spungin's widow (if, and for as long as, she is living) or, in the event of her death before the conclusion of the scheduled distribution, to Spungin's estate or other recipient designated by him, the full amount of such Consulting Payments Spungin was entitled to receive as contained in such schedules and the fringe benefits in respect of his widow. In addition, if Spungin's spouse is then living, for the remainder of such spouse's life, the Company shall continue to provide medical, hospital and dental coverage for Spungin's spouse and dependent children as provided in Section 10(e). The Company or the Benefit Trust shall pay the premiums in respect of certain life insurance policies reflected in the schedules to the Benefit Trust. Spungin, in his sole discretion, may designate any person or entity to be the owner of such policies."

                                      XV.

     Section 15 is amended by adding the following at the end thereof:

     "Spungin agrees that the Benefit Trust will be substituted hereunder for the acceleration of payments that may be required hereunder, except that in the event any compensation, benefit or other thing of value which is an obligation of the Company is not paid, provided or otherwise made available by the Company or the Benefit Trust, or in the event of a "LOC Draw Event" as defined in the Benefit Trust, the Company shall immediately distribute to Spungin all the unpaid Consulting Payments and fringe benefits described herein or in the schedules to the Benefit Trust."

                                      XVI.

     Section 16(h) is inserted into the Agreement to read as follows:

     "(h) Spungin accepts that the Benefit Trust, if and to the extent on its initial date the face amount of the letter of credit issued to the Benefits Trust is not less than $24 million, shall be substituted hereunder for the "rabbi trust" attached hereto as Exhibit D. Spungin and the Company agree that Spungin may seek at his discretion a ruling from the Internal Revenue Service that Section 4999 of the Internal Revenue Code does not apply in respect of any payments or benefits under this Agreement or the Benefit Trust, and the Company will fully cooperate and fully pay the reasonable expenses as incurred of obtaining such ruling."

                                     XVII.

     The first two sentences of Section 17(b) are amended in their entirety to read as follows:

     "The Agreement and all rights and benefits hereunder are personal to Spungin and neither this Agreement nor any right or interest of Spungin herein, or arising hereunder, shall be voluntarily or involuntarily sold, transferred or assigned by Spungin, except that Spungin may assign all of his rights, interests and obligations in this Agreement or the Benefit Trust to DMS Limited Partnership, a Florida limited partnership. Except as provided in the foregoing sentence, any attempt by Spungin to assign, execute, attach, transfer, pledge, hypothecate or otherwise dispose of any such benefits or amounts or any rights or interests contrary to the foregoing provisions, or the levy or attachment or similar process thereupon, shall be null and void and of no effect and shall relieve the Company of all liabilities hereunder."

     Exhibit A to the Agreement is amended and restated in the form attached hereto.


                                  *    *    *

     Except as specifically amended hereby, the Agreement shall remain in full force and effect.

                                    UNITED STATIONERS INC.,
                                    a Delaware corporation

                                    By:  ______________________________
ATTEST:

___________________________

                                    UNITED STATIONERS SUPPLY CO.,
                                    an Illinois corporation

                                    By:  ______________________________
ATTEST:

____________________________
                                    ____________________________________
                                              Joel D. Spungin

                                 - EXHIBIT A -

The following are the fringe benefits to which Spungin is entitled pursuant to the Amendment to the Agreement effective February 13, 1995:

 1.   HEALTH AND DENTAL
      -----------------

      A.   United Group Medical and Dental Benefit Plans.
      B. Medical Reimbursement Plan - provides reimbursement to Office (but not dependents for all medical and dental expenses not covered by the above plans).
      C. Medical Insurance for Retirees - Basic medical benefits provided for retiree and dependents. Costs are shared between Company and employee.
      D. Surviving Spouse - Medical and Dental Benefit Plan coverage will continue for surviving spouse and dependent children in the event of Spungin's death.

*2.   COMPANY CAR
      -----------

      A.   Leased auto is provided in accordance with current policy.
      B.   Car telephone - provided at Company expense.
      C.   Automobile insurance - Company pays premium.
      D.   Umbrella liability insurance - Company pays premium.

 3.   LIFE INSURANCE
      --------------

      A. Group Term Life - 2 1/2 times the base salary. Includes life insurance on spouse ($4,000) and dependent children ($1,000) and Accidental Death and Dismemberment equal to the amount of Group Term Life.
      B. Travel and Accident Insurance - $300,000 on a 24-hour business and pleasure basis.
      C. Split Dollar Life Insurance - Company pays premium. Portion allocable to employee benefit is added to employee's W-2.

 4.   DISABILITY BENEFITS
      -------------------

      After payment of the disability benefits provided in this Agreement, current disability insurance policy provides benefits of 50% of base pay, up to $7,500 per month, to age 65 or later (depending on age at disablement).

*5.   CLUB ASSOCIATION AND DUES
      -------------------------

      A. Country Club - Membership dues and expenses are reimbursed in accordance with past practice.
      B. Social and Luncheon Clubs - Membership dues and expenses for clubs are reimbursed in accordance with past practice.
      C. Other - Airline club dues and professional and industry association dues are reimbursable.

*6. FINANCIAL AND TAX CONSULTATION - and tax preparation - provided by Arthur Andersen L.L.P. at Company expenses.

 7.   OFFICER INSURANCE AND INDEMNIFICATION
      -------------------------------------

      D&O Insurance is provided on claims-made basis. Indemnification of Officer by Company in Restated Certificate of Incorporation.

*The fringe benefits set forth above in paragraphs 2, 5, and 6 shall not be reimbursable after August 31, 1996.
                                      -11-